Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Ladder Capital Corp (the “Parent”), Ladder Capital Finance Holdings LLLP (“LCFH”) and Ladder Capital Finance Corporation (“LCFC” and, together with LCFH, the “Subsidiaries”) for the registration of Parent’s Class A common stock $0.001 par value per share, debt securities of the Subsidiaries (the “debt securities”) and guarantees of the debt securities by the Parent and to the incorporation by reference therein of our reports dated February 10, 2025, with respect to the consolidated financial statements of the Parent, and the effectiveness of internal control over financial reporting of the Parent, included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

June 23, 2025